vtech

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

RECEIVED
2007 DEC -6 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exempted No. : 82-3565
Our Ref. No. : PF254-46/07
Direct Line : (852) 2680 1705 / 2680 5033 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Dickson CHAN / Vicki LAU / Helen AU)

07028510

4th December 2007

By courier

SUPPL

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Room 3099, Mail Shop 3-7
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Re : VTech Holdings Limited (the "Company")
Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the 2007/2008 Interim Report of the Company for the six months ended 30th September 2007 for your filing.

Yours faithfully
For and on behalf of
VTech Holdings Limited

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

Y.W. CHANG
Company Secretary

Encl.

c.c *Ms. Judy I Kang*
ADR Div., The Bank of New York Mellon (New York)
Fax No. 1-212-571-3050
(w/o enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York Mellon (Hong Kong)
Fax No. 2877 0863
(w/o enclosure)

12/10

23/F, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, Hong Kong
Tel (852) 2680 1000 Fax (852) 2680 1300

vtech







VTech Holdings Limited Interim Report 中期報告書

2007/2008

for the six months ended 30th September 2007
截至二零零七年九月三十日止六個月

HKSE: 303 LSE: VTH

Corporate Information

Board of Directors

Executive Directors

Allan WONG Chi Yun
(Chairman and Group Chief Executive Officer)
Edwin YING Lin Kwan
PANG King Fai

Independent Non-Executive Directors

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

Audit Committee

Raymond CH'IEN Kuo Fung *(Chairman)*
William FUNG Kwok Lun
Michael TIEN Puk Sun

Nomination Committee

William FUNG Kwok Lun *(Chairman)*
Raymond CH'IEN Kuo Fung
Michael TIEN Puk Sun
Patrick WANG Shui Chung
Allan WONG Chi Yun

Remuneration Committee

Michael TIEN Puk Sun *(Chairman)*
Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun

Company Secretary

CHANG Yu Wai

Qualified Accountant

Shereen TONG Ka Hung

Registered Office

Clarendon House
Church Street
Hamilton HM11
Bermuda

Principal Office

23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road
Tai Po
New Territories
Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Standard Chartered Bank

Auditors

KPMG
Certified Public Accountants
Hong Kong

VTech had a satisfactory performance in the first half of the financial year 2008, with solid growth in net profit. The Group achieved increased revenue from its telecommunication products (TEL) and electronic learning products (ELP) businesses in Europe, and improved net margins further, despite continued cost pressures.

Results

Group Performance Review

Group revenue for the six months ended 30th September 2007 increased by 2.8% over the same period of the financial year 2007 to US$734.1 million. Profit attributable to shareholders rose 31.5% from US$65.8 million to US$86.5 million. Earnings per share increased by 30.4% to US36.0 cents, compared to US27.6 cents in the corresponding period last year.

Higher Margin

The Group's net margin improved from 9.2% to 11.8% in the first half of the financial year 2008, despite pressure from rising labour costs and the appreciation of the Renminbi. The improvement was mainly due to exchange gains and higher gross profit margin, as we were able to offset the cost increases through increased efficiency in our manufacturing process and better product engineering. Our success in these areas led gross profit margin to improve by 1.8 percentage points over the same period last year to 33.7% in the first half of the financial year 2008.

Strong Liquidity Position

The Group's liquidity position remains strong and it is substantially debt-free, with net cash as at 30th September 2007 amounting to US$114.9 million.

Increased Dividend

In view of the continued growth in profitability and the Group's solid financial position, the Board of Directors (the "Board") has declared an interim dividend of US12.0 cents per ordinary share, compared to US9.0 cents per ordinary share in the corresponding period last year.

Strong Growth in Europe and Emerging Markets at TEL

Revenue at the TEL business declined slightly by 0.9% over the same period last year to US$356.1 million. During the period, the business accounted for 48.5% of Group revenue.

The main factor behind the slight revenue decline was a weaker than expected market in North America, where revenue declined by 12.5% to US$253.6 million during the period. The US cordless phone market has slowed in the face of declining housing starts and fewer promotions offered by retailers for this category of product.

Despite the revenue decline, the branded business in North America continued to gain market share as consumers responded well to our new products, especially the DECT 6.0 range. The DECT 6032 model was named by *Good Housekeeping* magazine as its number one cordless phone, highlighting its slim, futuristic design and crystal clear voice quality.

Good growth was also seen from a new range of 5.8GHz products. The VTech ia5824 5.8GHz phone was the only cordless phone to receive a *Consumer Report* "Best Buy" rating this year. It is a good example of how we are using our engineering know-how to enhance product quality, reduce cost and benefit consumers.

Outside the North American market, where we have adopted mainly an Original Design Manufacturing (ODM) strategy, revenue rebounded markedly. In Europe, revenue increased by 43.3% to US$86.7 million as the market recovered from excess inventory and existing customers ordered more from us. In Asia Pacific and other regions, revenue surged by 118.8% and 68.5% to US$3.5 million and US$12.3 million respectively. This impressive growth was due to our success in opening up new markets, as well as expanding our presence in existing markets through partnerships with major importers.

TEL Revenue by Region
for the six months ended 30th September 2007

	%	US$ million
North America	**71.2**	**253.6**
Europe	**24.3**	**86.7**
Asia Pacific	**1.0**	**3.5**
Others	**3.5**	**12.3**
Total	**100.0**	**356.1**



Continued Growth at ELP

The ELP business continued to perform well in the first half of the financial year 2008, with revenue increasing 17.4% to US$262.1 million, equivalent to 35.7% of Group revenue.

Growth was mainly driven by traditional ELPs as we continued to reap the benefit of increased shelf space. The addition of a new platform, the Whiz Kid PC Learning System, also contributed to the increase in revenue.

During the first six months of the financial year, sales of the entire V.Smile range – comprising the basic V.Smile, V.Smile Pocket, V.Smile Baby, V.Flash, together with all cartridges and accessories – were in line with management expectations. The basic V.Smile console, now in its fourth year, has been upgraded by the addition of two new features, a sing-along microphone and writing joystick. We also introduced new titles to the V.Smile Smartridge library, including Shrek the Third, Disney/Pixar's Ratatouille, Cranium, Go Diego Go and Backyardigans. The enhanced V.Smile also received *Creative Child's* Toy of the Year Award in the educational play for babies and toddlers category, as well as the National Parenting Center's "2007 Seal of Approval".

Geographically, Europe recorded a higher sales growth, with revenue increasing by 20.9% to US$123.0 million as VTech maintained its dominant position in the region. In North America, revenue rose by 18.3% to US$120.5 million.

ELP Revenue by Region
for the six months ended 30th September 2007

	%	US$ million
North America	**46.0**	**120.5**
Europe	**46.9**	**123.0**
Asia Pacific	**2.5**	**6.5**
Others	**4.6**	**12.1**
Total	**100.0**	**262.1**



Consolidation for CMS

Following several years of exceptional growth, the contract manufacturing services (CMS) business saw revenue decline by 11.7% to US$115.9 million in the first half of the financial year 2008, representing 15.8% of Group revenue.

The decrease in revenue reflects a very strong first half in the previous financial year. Global economic growth has since moderated somewhat, prompting customers to slow orders and reduce inventory. This is part of a much wider phenomenon affecting the entire global electronic manufacturing services (EMS) industry.

We did, however, sign a number of new customers and continued to develop our Japan operations, bringing on stream our dedicated facility and furthering negotiations with a number of potential Japanese customers.

We also continued to push ahead with projects designed to raise productivity and position us for future growth. The new CMS manufacturing facility began operations in September this year, increasing the capacity of the business by some 50%, while in the same month we launched a six sigma project designed to improve operational efficiency.

Professional audio equipment and switching mode power supplies continued to be the leading product categories of the business, accounting for 29.4% and 24.1% of the total CMS revenue, followed by communications products and home appliances. Europe remained the leading source of revenue, representing 45.9% of the total CMS revenue, followed by North America at 39.8% and Asia Pacific at 14.3%.

Our ability to serve customers well again earned us a service award from an important customer, in appreciation of our dedication and hard work in helping the company to launch its new product.

CMS Revenue by Region
for the six months ended 30th September 2007

	%	US$ million
North America	**39.8**	**46.1**
Europe	**45.9**	**53.2**
Asia Pacific	**14.3**	**16.6**
Total	**100.0**	**115.9**



Toy Safety

Considerable attention has been given this year to the issue of toy safety, with the products of a number of toy suppliers involved in safety recalls.

VTech, which manufactures the majority of its ELPs in-house, is able to maintain strict control over its product quality. We have not been subject to any product recalls and product safety has always been our top priority.

Since the recalls, however, we have conducted a comprehensive review of our quality control procedures and stepped up the frequency of testing, from raw materials to finished products. We were able to achieve this without materially raising our costs or causing any delay in shipment.

VTech will continue its strategy of emphasizing in-house manufacturing. Through rigorous testing and strict controls, we will ensure that all VTech's products comply with the highest global safety standards.

Outlook

The recent problems in the global credit markets, high oil prices, the downturn of the US housing market and the slow growth of US consumer spending, are already reflected in weaker point of sales data at both the TEL and ELP businesses in the United States. We anticipate lower sales in the United States for the upcoming holiday season, as compared to last year.

We nonetheless expect continued sales growth in Europe during the second half of the financial year and hence should achieve modest overall growth in both Group revenue and profit for the full year.

Despite a slightly soft first half at the TEL business, we are forecasting a sales increase for the full year, with growth driven by strong demand in Canada, Europe, Asia Pacific and emerging markets. In North America, to strengthen our leadership position further, we will continue to introduce new products with innovative designs and new technology. On the design front, the DECT 6.0 range has proven very popular and we will introduce more products along this line. In technology, we will start to ship the internet-enabled infoPhone™ to our first customer, a major US service provider. As this market builds, we intend to expand both the customer base and product portfolio.

Growth at the ELP business should continue, allowing it to achieve a revenue increase for the full year. Our 2008 product line-up has already been previewed to the trade and the response has been encouraging. Europe is expected to perform well in the second half, while prospects in the United States will very much depend on the overall economy.

Despite the lower revenue in the first half of the financial year 2008, we still expect the CMS business to achieve growth for the full year. We expect sales for the business to pick up in the second half of the financial year, as we have already seen more orders from existing customers.

In conclusion, VTech has a solid foundation for growth, with a market leading position and innovative products, combined with cost effective and efficient operations. We will continue to build on this foundation, growing our businesses through product innovation, expansion of market share, developing emerging markets and pursuing new opportunities within our core businesses.

Allan WONG Chi Yun

Chairman

Hong Kong, 14th November 2007

Revenue

The Group revenue for the six-month period ended 30th September 2007 increased by 2.8% over the corresponding period of the previous financial year to US$734.1 million as a result of an increase in revenue at the ELP business, which had offset the decreases in revenue at the TEL and CMS businesses.

The TEL business recorded a slight decrease in revenue of 0.9% to US$356.1 million. In North America, VTech continued to gain market share as new products, especially the DECT 6.0 range, have been well received by customers. However, owing to a weaker than expected market, revenue from North America declined by 12.5% over the same period of the last financial year. Outside the North American market, revenue rebounded markedly. In Europe, revenue rose by 43.3% as the market continued to recover from excess inventory and existing customers increased their orders. In Asia Pacific and other regions, revenue surged by 118.8% and 68.5% respectively. This impressive growth was due to our success in opening up new markets, as well as expanding our presence in existing markets through partnerships with major importers.

The ELP business continued to record growth in revenue, which increased by 17.4% compared with the same period of the last financial year. The growth was mainly driven by traditional ELPs. The launch of new products during the period, such as the Whiz Kid PC Learning System, also contributed to the growth. During the first six months of the financial year, sales of the entire V.Smile range were in line with management expectations.

Group Revenue
for the six months ended 30th September



US$ million
800
700
600
500
400
300
200
100
0
713.8
734.1
2006
2007

Group Revenue by Product Line
for the six months ended 30th September 2007

	%	US$ million
Telecommunication Products	**48.5**	**356.1**
Electronic Learning Products	**35.7**	**262.1**
Contract Manufacturing Services	**15.8**	**115.9**
Total	**100.0**	**734.1**



The CMS business recorded a decline in revenue of 11.7% compared with the first six months of the last financial year, which was exceptionally strong. Global economic growth has moderated in the current financial period, leading to reduced order from customers.

The Group's revenue from its three core businesses was: 48.5% from the TEL business, 35.7% from the ELP business and 15.8% from the CMS business.

North America continues to be the largest market for the Group. Revenue from this market accounted for 57.2% of Group revenue for the first half of the financial year 2008. Europe and Asia Pacific accounted for 35.8% and 3.6% respectively. This change in the relative contribution of the three regions mainly reflects the increased revenue from the European operations of the TEL and ELP businesses.

Group Revenue by Region
for the six months ended 30th September 2007

	%	US$ million
North America	**57.2**	**420.2**
Europe	**35.8**	**262.9**
Asia Pacific	**3.6**	**26.6**
Others	**3.4**	**24.4**
Total	**100.0**	**734.1**



Gross Profit/Margin

The gross profit for the six-month period ended 30th September 2007 was US$247.5 million, an increase of US$19.5 million compared to the US$228.0 million recorded in the previous financial period. Gross profit margin for the period increased from 31.9% to 33.7%. Although all businesses continued to suffer from the negative impact of rising labour costs in China and the appreciation of the Renminbi, the Group was able to improve the gross profit margin as management implemented measures to enhance operational efficiency in the manufacturing process, and with better product engineering.

Operating Profit/Margin

The operating profit for the six-month ended 30th September 2007 was US$92.7 million, an increase of US$22.3 million or 31.7% over the corresponding period of last financial year. The improvement mainly came from an increase in gross profit resulting from the growth in the Group's overall revenue and the improvement in gross profit margin. The operating profit margin also improved from 9.9% in the previous financial period to 12.6% in the current financial period.

Selling and distribution costs decreased by 1.5% from US$107.8 million in the first six months of the previous financial period to US$106.2 million in the current financial period. The Group has incurred higher spending on advertising and promotional activities in the first half of the financial year 2008 for the promotion of ELPs. However, tight control over other operating costs resulted in a decrease of overall selling and distribution costs. As a percentage of Group revenue, selling and distribution costs decreased from 15.1% in the previous financial period to 14.5% in the current financial period.

Administrative and other operating expenses decreased from US$27.3 million in the previous financial period to US$22.2 million in the current financial period. An exchange gain of US$8.0 million was recorded under administrative and other operating expenses in the current financial period because of the appreciation of the Euro, Sterling and Canadian dollar against the US dollar. This contrasted with a significantly smaller exchange gain of US$0.4 million recorded in the previous financial period. Excluding the effect of exchange differences, the administrative and other operating expenses increased by US$2.5 million, mainly owing to an increase in employee related costs as the business expanded. The administrative and other operating expenses as a percentage of Group revenue, excluding the effect of exchange differences, increased slightly from 3.9% in the previous financial period to 4.1% in the current financial period.

Research and development (R&D) activities are vital for the long-term development of the Group. During the first half of the financial year 2008, the Group spent US$26.4 million on R&D activities, which represented around 4% of total Group revenue.

Net Profit and Dividend

The profit attributable to shareholders for the period ended 30th September 2007 was US$86.5 million, an increase of US$20.7 million as compared to the corresponding period of the previous financial year.

Basic earnings per share for the period ended 30th September 2007 were US36.0 cents as compared to US27.6 cents in the first half of the previous financial year. Since the balance sheet date, the directors have proposed an interim dividend of US12.0 cents per share, which aggregates to US$28.9 million.

Profit Attributable to Shareholders
for the six months ended 30th September



US$ million
100
80
60
40
20
0
65.8
86.5
2006
2007

Liquidity and Financial Resources

The Group's financial resources remain strong. As at 30th September 2007, the Group had cash and deposits with banks of US$114.9 million and is substantially debt-free, except for an insignificant amount of borrowing in the form of a fixed-interest bearing equipment loan which is denominated in Euro and repayable within two years. The Group has adequate liquidity to meet its current and future working capital requirements.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates arising from the Group's global operations. It is our policy not to engage in speculative activities. Forward foreign exchange contracts are used to hedge certain exposures.

Working Capital

The levels of stock and trade debtors as at 30th September 2007 were US$225.7 million and US$338.8 million respectively, as compared to US$124.1 million and US$178.7 million as at 31st March 2007. The increase in stock level was primarily to cater for the increased demand for ELPs for the coming holiday season in the second half of the financial year. The increase in trade debtors was mainly due to increased in sales at the ELP business in the first six months period. The increase in sales at the TEL business in Europe also led to a higher trade debtors balance because European customers in our ODM business tend to have a longer settlement period. The turnover days for stocks and trade debtors were 112 days and 63 days respectively, compared to 119 days and 56 days in the corresponding period of the last financial year.

Capital Expenditure and Contingencies

For the period ended 30th September 2007, the Group invested US$17.9 million in the construction of buildings, purchase of plant and machinery, equipment, computer systems and other tangible assets. All of these capital expenditures were financed from internal resources.

As of the financial period end date, the Group had no material contingencies.

Consolidated Financial Statements

Consolidated Income Statement

	Note	(Unaudited) Six months ended 30th September 2007 US$ million	2006 US$ million	(Audited) Year ended 31st March 2007 US$ million
Revenue	2	**734.1**	713.8	1,463.8
Cost of sales		**(486.6)**	(485.8)	(923.8)
Gross profit		**247.5**	228.0	540.0
Selling and distribution costs		**(106.2)**	(107.8)	(238.6)
Administrative and other operating expenses		**(22.2)**	(27.3)	(62.2)
Research and development expenses		**(26.4)**	(22.5)	(45.2)
Operating profit	2&3	**92.7**	70.4	194.0
Net finance income		**5.3**	4.1	7.5
Share of results of associates		**-**	-	-
Profit before taxation		**98.0**	74.5	201.5
Taxation	4	**(11.5)**	(8.7)	(18.6)
Profit attributable to shareholders		**86.5**	65.8	182.9
Interim dividend	5	**28.9**	21.5	21.5
Special dividend	5		71.7	71.7
Final dividend	5			98.0
Earnings per share (US cents)	6			
- Basic		**36.0**	27.6	76.6
- Diluted		**35.3**	27.1	75.1

Consolidated Statement of Changes in Shareholders' Funds

	Note	(Unaudited) Six months ended 30th September 2007 US$ million	2006 US$ million	(Audited) Year ended 31st March 2007 US$ million
Shareholders' funds at beginning of period		**343.3**	306.2	306.2
Exercise of share options		**3.7**	0.3	0.4
Realisation of hedging reserve		**0.5**	1.1	4.1
Fair value losses on hedging during the period		**(1.7)**	(0.9)	(4.7)
Capital reserve on employee share option scheme		**0.4**	0.6	1.2
Exchange translation differences		**5.0**	3.5	8.5
Net gains and (losses) not recognised in the income statement		**7.9**	4.6	9.5
Profit attributable to shareholders		**86.5**	65.8	182.9
Dividends approved and paid during the period	5	**(98.8)**	(62.1)	(155.3)
Shareholders' funds at end of period		**338.9**	314.5	343.3

Consolidated Balance Sheet

	Note	(Unaudited) 30th September 2007 US$ million	2006 US$ million	(Audited) 31st March 2007 US$ million
Non-current assets				
Tangible assets	7	**84.4**	74.5	78.4
Leasehold land payments		**3.7**	3.7	3.7
Deferred tax assets		**11.1**	8.6	5.5
Investments		**0.2**	0.2	0.2
		99.4	87.0	87.8
Current assets				
Stocks		**225.7**	238.7	124.1
Debtors and prepayments	8	**369.2**	307.2	203.4
Taxation recoverable		**0.2**	0.8	1.6
Cash and deposits with banks		**114.9**	126.6	246.5
		710.0	673.3	575.6
Current liabilities				
Creditors and accruals	9	**(391.8)**	(365.5)	(256.5)
Provisions		**(49.7)**	(58.4)	(47.9)
Taxation payable		**(24.7)**	(17.3)	(11.5)
		(466.2)	(441.2)	(315.9)
Net current assets		**243.8**	232.1	259.7
Total assets less current liabilities		**343.2**	319.1	347.5
Non-current liabilities				
Deferred tax liabilities		**(4.3)**	(4.6)	(4.2)
Net assets		**338.9**	314.5	343.3
Capital and reserves				
Share capital	10	**12.0**	11.9	11.9
Reserves	11	**326.9**	302.6	331.4
Shareholders' funds		**338.9**	314.5	343.3

Condensed Consolidated Cash Flow Statement

	(Unaudited) Six months ended 30th September 2007 US$ million	2006 US$ million	(Audited) Year ended 31st March 2007 US$ million
Net cash (used in)/generated from operating activities	**(22.7)**	(37.2)	189.3
Net cash used in investing activities	**(27.8)**	(20.5)	(37.0)
Net cash used in financing activities	**(95.1)**	(61.8)	(154.9)
Effect of exchange rate changes	**4.0**	3.7	6.7
(Decrease)/increase in cash and cash equivalents	**(141.6)**	(115.8)	4.1
Cash and cash equivalents at beginning of period	**246.5**	242.4	242.4
Cash and cash equivalents at end of period	**104.9**	126.6	246.5
Analysis of the balance of cash and cash equivalents			
Cash and deposits with banks in the consolidated balance sheet	**114.9**	126.6	246.5
Less: Bank deposits with maturity greater than three months	**(10.0)**	-	-
Cash and cash equivalents in the condensed consolidated cash flow statement	**104.9**	126.6	246.5

The notes on pages 7 to 10 form an integral part of these consolidated financial statements.

1 Basis of Preparation

The Directors are responsible for preparing the Interim Report, including the consolidated financial statements in accordance with applicable law and regulations. The unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") including compliance with International Accounting Standard 34 – Interim Financial Reporting adopted by the International Accounting Standards Board (the "IASB").

The financial information relating to the financial year ended 31st March 2007 included in the interim consolidated financial statements does not constitute the Company's annual financial statements prepared under International Financial Reporting Standard ("IFRS") for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31st March 2007 are available at the company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 20th June 2007.

The same accounting policies adopted in the 2007 annual financial statements have been applied to the interim consolidated financial statements.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain properties.

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The interim consolidated financial statements have not been audited or reviewed by the auditors pursuant to the Auditing Practices Board guidance on "Review of Interim Financial Information".

2 Segment Information

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The directors consider that these activities constitute one business segment since these activities are related and are subject to common risks and returns.

Segment information regarding the Group's revenue and results by geographical market is presented below:

	(Unaudited) Six months ended 30th September			
	Revenue 2007 US$ million	Revenue 2006 US$ million	**Operating profit 2007 US$ million**	Operating profit 2006 US$ million
North America	**420.2**	436.2	**42.1**	40.3
Europe	**262.9**	229.3	**40.9**	18.1
Asia Pacific	**26.6**	29.2	**4.8**	7.2
Others	**24.4**	19.1	**4.9**	4.8
	734.1	713.8	**92.7**	70.4

3 Operating Profit

The operating profit is arrived at after charging the following:

		(Unaudited) Six months ended 30th September	
	Note	**2007 US$ million**	2006 US$ million
Depreciation charges	7	**13.2**	11.2
Loss on disposal of tangible assets		**0.2**	-

4 Taxation

	(Unaudited) Six months ended 30th September 2007 US$ million	2006 US$ million
Company and subsidiaries		
Income tax		
– Hong Kong	**13.3**	11.6
– Overseas	**3.7**	0.1
Deferred tax		
– Origination and reversal of temporary differences	**(5.5)**	(3.0)
	11.5	8.7
Income tax	**17.0**	11.7
Deferred tax	**(5.5)**	(3.0)
	11.5	8.7

Provision for Hong Kong profits tax and overseas taxation has been calculated at rates of tax prevailing in the countries in which the Group operates.

5 Dividends

(a) Dividends attributable to the period:

	(Unaudited) Six months ended 30th September 2007 US$ million	2006 US$ million
Interim dividend of US12.0 cents (2006: US9.0 cents) per share declared	**28.9**	21.5
Special dividend in respect of 2006 of US30.0 cents per share declared	**-**	71.7
	28.9	93.2

The interim dividend was proposed after the balance sheet date and has not been recognised as liabilities at the balance sheet date.

(b) The final dividend of US41.0 cents (2006: US26.0 cents) per ordinary share for the year ended 31st March 2007, but proposed after that date, was estimated to be US$98.0 million at the time, payable to shareholders, whose names appeared on the register of members of the Company at the close of business on 3rd August 2007. This final dividend was approved by shareholders at the Annual General Meeting on 3rd August 2007. As a result of shares issuance upon exercise of share options during the period between 1st April 2007 and 3rd August 2007, the final dividend paid in respect of the year ended 31st March 2007 totaled US$98.8 million (2006: US$62.1 million).

6 Earnings per Share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$86.5 million (2006: US$65.8 million).

The basic earnings per share is based on the weighted average of 240.3 million (2006: 238.9 million) ordinary shares in issue during the period. The diluted earnings per share is based on 244.6 million (2006: 243.3 million) ordinary shares which is the weighted average number of ordinary shares in issue during the period after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

7 Tangible Assets

	(Unaudited) 30th September 2007 US$ million
At beginning of period	**78.4**
Additions	**17.9**
Disposals	**(0.3)**
Depreciation	**(13.2)**
Effect of the exchange rate changes	**1.6**
At end of period	**84.4**

8 Debtors and Prepayments

Debtors and prepayments of US$369.2 million (31st March 2007: US$203.4 million) includes trade debtors of US$338.8 million (31st March 2007: US$178.7 million).

An aging analysis of net trade debtors by transaction date is as follows:

	(Unaudited) 30th September 2007 US$ million	(Audited) 31st March 2007 US$ million
0-30 days	**201.2**	83.6
31-60 days	**99.0**	49.1
61-90 days	**33.9**	27.4
>90 days	**4.7**	18.6
Total	**338.8**	178.7

The majority of the Group's sales is on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

9 Creditors and Accruals

Creditors and accruals of US$391.8 million (31st March 2007: US$256.5 million) includes trade creditors of US$194.2 million (31st March 2007: US$101.9 million).

An aging analysis of trade creditors by transaction date is as follows:

	(Unaudited) 30th September 2007 US$ million	(Audited) 31st March 2007 US$ million
0-30 days	**82.7**	51.6
31-60 days	**66.3**	26.2
61-90 days	**31.0**	15.1
>90 days	**14.2**	9.0
Total	**194.2**	101.9

10 Share Capital and Share Options

Share Capital

	(Unaudited) 30th September 2007 US$ million	(Audited) 31st March 2007 US$ million
Authorised		
Ordinary shares:		
400,000,000 (31st March 2007: 400,000,000) of US$0.05 each	**20.0**	20.0

	No. of shares	(Unaudited) 30th September 2007 US$ million	No. of shares	(Audited) 31st March 2007 US$ million
Issued and fully paid				
Ordinary shares of US$0.05 each:				
At beginning of period/year	**239,112,133**	**11.9**	238,773,133	11.9
Issued shares upon exercise of share options	**1,901,000**	**0.1**	339,000	–
At end of period/year	**241,013,133**	**12.0**	239,112,133	11.9

Note: Subsequent to the balance sheet date and up to 14th November 2007, the issued and fully paid share capital of the Company was increased to 241,027,133 ordinary shares upon exercise of 14,000 share options at the exercise price of HK$15.0 per share.

Share Options

Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorised, at any time during the 10 years from the date of approval of the 2001 Scheme, to grant options to certain employees of the Company or subsidiaries of the Group, including executive directors (but excluding non-executive directors) to subscribe for shares in the Company at prices to be determined by the directors in accordance with the terms of the 2001 Scheme.

As at 30th September 2007, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 4,974,000, which represented approximately 2.1% of the issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the period were as follows:

Date of grant (Note 1)	Exercise price	Exercisable period (Note 2)	Balance in issue at 1st April 2007	Number of share options exercised during the period	Balance in issue at 30th September 2007
20th April 2004 to 19th May 2004	HK$15.0	20th April 2007 to 19th May 2009	1,965,000	(1,901,000) (Note 3)	**64,000**
19th November 2004	HK$11.03	22nd November 2007 to 21st November 2009	1,500,000	–	**1,500,000**
23rd March 2005 to 22nd April 2005	HK$11.41	23rd March 2008 to 22nd March 2010	1,410,000	–	**1,410,000**
12th August 2005	HK$19.3	26th August 2008 to 25th August 2010	2,000,000	–	**2,000,000**
			6,875,000	(1,901,000)	**4,974,000**

Note 1: Due to the large number of employees participating in the 2001 Scheme, the relevant information can only be shown within a reasonable range in this Interim Report. For options granted to employees, the options were granted during the underlying periods for acceptance of such options by the employees concerned.

Note 2: As one of the conditions of grant, the employees concerned agreed with the Company that the options shall not be exercisable within the period of 36 months from the date on which such options were deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were deemed to be granted and accepted. However, options shall be automatically vested to the grantees when the grantees reach 60 years of age.

Note 3: An aggregate of 1,901,000 share options were exercised at the exercise price of HK$15.0 during the financial period. The weighted average closing prices of the shares of the Company immediately before the dates on which the options were exercised and at the dates of exercise were HK$63.21 per share and HK$63.19 per share respectively.

Note 4: No options were granted, lapsed or cancelled during the period.

10 Share Capital and Share Options (Continued)

Share Options (Continued)

Share option expenses charged to the consolidated income statement are determined with the Black-Scholes model based on the following assumptions:

	Date of grant			
	20th April 2004	19th November 2004	23rd March 2005	12th August 2005
Fair value of each share option as of the date of grant	HK$5.1	HK$2.6	HK$3.1	HK$5.4
Closing price at the date of grant	HK$15.0	HK$10.9	HK$11.4	HK$19.3
Exercise price	HK$15.0	HK$11.03	HK$11.41	HK$19.3
Expected volatility	50.7%	49.1%	47.5%	48.0%
Annual risk-free interest rate	3.5%	2.8%	4.0%	3.9%
Expected average life of options	3.5 years	3.5 years	3.5 years	3.5 years
Expected dividend yield	2.6%	7.1%	5.5%	5.1%

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the one year immediately preceding the grant date.

11 Reserves

	(Unaudited) 30th September 2007 US$ million	(Audited) 31st March 2007 US$ million
Share premium	**95.5**	90.7
Other properties revaluation reserve	**6.1**	6.1
Revenue reserve	**218.2**	230.5
Exchange reserve	**6.3**	1.3
Capital reserve	**2.0**	2.8
Hedging reserve	**(1.2)**	-
	326.9	331.4

12 Capital Commitments

	(Unaudited) 30th September 2007 US$ million	(Audited) 31st March 2007 US$ million
Capital commitments for property, plant and equipment:		
Authorised but not contracted for	**16.1**	46.7
Contracted but not provided for	**37.2**	12.8
	53.3	59.5

13 Other Commitment

During the period, the Group renewed the Brand License Agreement which was expiring 31st March 2010 whereby a wholly-owned subsidiary of the Group is required to make royalty payments to AT&T Inc., calculated as a percentage of net sales of the relevant categories of products, subject to certain minimum aggregate royalty payments. The percentage of net sales payable varies over time and between products. There is no maximum royalty payment. The minimum royalty payment for the year ending 31st March 2008 would be US$1.75 million. Thereafter annual minimum royalty payment would be determined on a percentage of preceding year's earned royalty payment (calculated on preceding year's net sales payable). The renewed Brand License Agreement was extended to 31st March 2015 which may be further extended for an additional term of five years.

14 Possible Impact of Amendments, New Standards and Interpretations Issued but not yet effective for the Annual Accounting period ending 31st March 2008

Up to the date of issue of these interim financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ending 31st March 2008 and which have not been adopted in these interim financial statements:

	Effective for accounting period beginning on or after
IFRS 8, Operating Segments	1 January 2009
IAS 23 (March 2007), Borrowing costs	1 January 2009
IFRIC 12, Service concession arrangements	1 January 2008
IFRIC 13, Customer loyalty programmes	1 July 2008
IFRIC 14, IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interactions	1 January 2008

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. Up to the date of issuance of these interim financial statements, the Group believes that the adoption of the above amendments, new standards and new interpretations is unlikely to have a significant impact on the Group's results of operations and financial position.

15 Approval of Interim Report

The interim report was approved by the Board on 14th November 2007.

Interim Dividend

The Board has declared an interim dividend in respect of the six months ended 30th September 2007 of US12.0 cents per ordinary share to shareholders whose names appear on the register of members of the Company as at the close of business on 14th December 2007.

The interim dividend will be payable on 21st December 2007 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdom will receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 10th December 2007.

Closure of Register of Members

The register of members of the Company will be closed from 10th December 2007 to 14th December 2007, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company not later than 4:00 p.m., the local time of the share registrars, on Friday, 7th December 2007.

The principal registrar is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM08, Bermuda, the branch registrar in the United Kingdom is Capita Registrars Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

Share Capital and Share Options

Details of the movements in share capital and share options of the Company are shown in note 10 to the consolidated financial statements.

Directors' Interests and Short positions in Shares, Underlying Shares and Debentures

As at 30th September 2007, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company as recorded in the registers maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance of Hong Kong (the "SFO") and according to the record of notification made pursuant to Rule 3 of the Disclosure Rules and Transparency Rules ("DTR") of the Financial Services Authority ("FSA") were as follows:

(1) Interests in the Company

Name of director	Number of shares			Equity derivatives (share options)	Total	Approximate percentage of shareholding
	Personal interest	Family interest	Other interest			
Allan WONG Chi Yun	15,654,393	3,968,683	74,101,153 (Note 1)	2,000,000	95,724,229	39.7%
Edwin YING Lin Kwan	200	–	–	–	200	–
PANG King Fai	135,000	–	–	50,000	185,000	0.1%
Raymond CH'IEN Kuo Fung	–	–	–	–	–	–
William FUNG Kwok Lun	1,041,630	–	–	–	1,041,630	0.4%
Michael TIEN Puk Sun	–	–	423,000 (Note 2)	–	423,000	0.2%
Patrick WANG Shui Chung	–	–	–	–	–	–

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex was a wholly owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success was a wholly owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun, a director of the Company, was the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares.

Note 2: The shares were registered in the name of Romsley International Limited which was a wholly owned subsidiary of J.P. Morgan Trust Company (Bahamas) Limited as the trustee of The Joy Plus Trust. The Joy Plus Trust is a discretionary trust in which Mr. Michael TIEN Puk Sun is the founder.

Note 3: All the interests stated above represent long positions.

(2) Share Options of the Company

Name of director	Date of grant	Exercise price	Exercisable period (Note)	Number of share options held as at 1st April 2007	as at 30th September 2007
Allan WONG Chi Yun	12th August 2005	HK$19.30	26th August 2008 to 25th August 2010	2,000,000	2,000,000
PANG King Fai	8th April 2005	HK$11.41	8th April 2008 to 7th April 2010	50,000	50,000

Note: As one of the conditions of grant, the grantee concerned agreed with the Company that the options granted shall not be exercisable within the period of 36 months from the date on which such options were accepted and shall not be exercisable after 60 months from the date on which such options were accepted.

Save as disclosed above, as at 30th September 2007, none of the directors and chief executive of the Company has any interest or short position in shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be recorded in the register kept by the Company pursuant to Part XV of the SFO or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") (the "Listing Rules") or which were required to be notified the issuer pursuant to Rule 3 of DTR of the FSA.

Substantial Shareholdings

As at 30th September 2007, according to the register maintained by the Company under Section 336 of the SFO and the record of notification made pursuant to Rule 5 of DTR of the FSA and in so far as is known to the Company, the parties, (other than the directors and chief executive of the Company), who held 3% or more equity interest in the issued share capital of the Company, together with the amount of each of such parties' interests were as follows:

Name of shareholder	Capacity	Number of shares held	Approximate percentage of shareholding
Trustcorp Limited	Interest of controlled corporation (Notes 1 & 3)	74,101,153	30.7%
Newcorp Limited	Interest of controlled corporation (Notes 1 & 3)	74,101,153	30.7%
Newcorp Holdings Limited	Interest of controlled corporation (Notes 1 & 3)	74,101,153	30.7%
David Henry Christopher HILL	Interest of controlled corporation (Notes 1 & 3)	74,101,153	30.7%
David William ROBERTS	Interest of controlled corporation (Notes 1 & 3)	74,101,153	30.7%
Rebecca Ann HILL	Interest of spouse (Notes 1 & 3)	74,101,153	30.7%
Honorex Limited	Beneficial owner (Notes 1 & 3) Interest of controlled corporation (Notes 1 & 3)	1,416,325 65,496,225	27.8%
Conquer Rex Limited	Beneficial owner (Notes 1 & 3)	65,496,225	27.2%
Value Partners Limited	Investment manager (Notes 2 & 3)	14,174,000	5.9%
CHEAH Cheng Hye	Interest of controlled corporation (Notes 2 & 3)	14,174,000	5.9%
Templeton Asset Management Limited	Investment manager (Note 3)	14,064,000	5.8%
Twin Success Pacific Limited	Beneficial owner (Notes 1 & 3)	7,188,603	3.0%

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex was a wholly owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success was a wholly owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun ("Mr. WONG"), a director of the Company, was the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares. Mr. WONG's founder interests in the 74,101,153 shares of the Company has also been disclosed under the section headed "Directors' Interests and Short positions in Shares, Underlying Shares and Debentures" above. Trustcorp Limited was wholly owned by Newcorp Limited which was in turn wholly owned by Newcorp Holdings Limited. Each of Mr. David Henry Christopher HILL and Mr. David William ROBERTS was deemed to be interested in such shares through its 35% interest in Newcorp Holdings Limited. Ms. Rebecca Ann HILL, being the spouse of Mr. David Henry Christopher HILL, was deemed to be interested in such shares by virtue of SFO.

Note 2: Mr. CHEAH Cheng Hye was deemed to be interested in such shares through its 32.77% interest in Value Partners Limited.

Note 3: All the interests stated above represent long positions.

Substantial Shareholdings (Continued)

Save as disclosed above, the Company has not been notified by any person (other than the directors or chief executive of the Company) who had interests or short positions in the shares, underlying shares and debentures of the Company as at 30th September 2007 which were required to be disclosed to the Company under Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or which were required to be notified pursuant to Rule 5 of DTR of the FSA.

Share Options Scheme

The Company operates share option scheme for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of these share option schemes include executive directors and employees of the Company and its subsidiaries. On 10th August 2001, the Company adopted a share option scheme (the "2001 Scheme") under which the directors may, at their discretion, at any time during the 10 years from the date of adoption of the 2001 Scheme, invite employees of the Company and any subsidiaries of the Group, including executive directors (but excluding non-executive directors) to take up shares of the Company in accordance with the terms of the 2001 Scheme.

Details of the 2001 Scheme are set out in note 10 to the consolidated financial statements.

Purchase, Sale or Redemption of Listed Shares

The Company has not redeemed any of its shares during the six months ended 30th September 2007. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

Corporate Governance Practices

VTech Holdings Limited is incorporated in Bermuda. The Company has its primary share listing on the Hong Kong Stock Exchange and London Stock Exchange Plc. The primary corporate governance rules applicable to the Company is the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Listing Rules. Throughout the six months ended 30th September 2007, the Company has complied with all the code provisions of the Code and to a large extent, the recommended best practices in the Code except for the deviation from code provision A.2.1 of the Code as described below:

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the non-executive directors form the majority of the Board of which four out of seven are independent. The Board believes the appointment of Mr. Allan WONG to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

The Board has established an Audit Committee, a Remuneration Committee and a Nomination Committee with defined terms of reference which are of no less exacting terms than those set out in the Code. Corporate governance practices adopted by the Company during the six months ended 30th September 2007 are in line with those practices set out in the Company's 2007 Annual Report.

The Company is not subject to the Combined Code on Corporate Governance under the UK Listing Rules that applies to United Kingdom incorporated companies.

Directors' Securities Transactions

The Company has adopted the Model Codes as set out in Appendix 10 of the Listing Rules and Annex 1 to Rule 9 of the UK Listing Rules regarding securities transactions by directors and senior management in relation to the accounting period covered by the Interim Report. After specific enquiry, all directors of the Company confirmed that they have complied with the required standards of dealings set out therein.

Audit Committee

The Audit Committee is chaired by Mr. Raymond CH'IEN Kuo Fung with Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun as members, all of whom are independent non-executive directors. It has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

The Audit Committee has reviewed with management of the Company the accounting principles and practices adopted by the Group and financial reporting matters including the review of the unaudited interim consolidated financial statements for the six months ended 30th September 2007.

Information for Shareholders

Listings

Shares of VTech Holdings Limited are listed on both The Stock Exchange of Hong Kong Limited and London Stock Exchange Plc. Ordinary shares are also available in the form of American Depository Receipts through the Bank of New York Mellon.

Stock Codes

The Stock Exchange of Hong Kong Limited	303
London Stock Exchange Plc	VTH
American Depository Receipts	VTKHY

Financial Calendar

Closure of Register of Members	10th – 14th December 2007 (both dates inclusive)
Payment of Interim Dividend	21st December 2007
FY2008 Annual Results Announcement	June 2008

Share Registrars

Principal

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda
Tel: (441) 299 3954
Fax: (441) 295 6759
Email: funds@bntb.bm

Hong Kong Branch

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel: (852) 2862 8628
Fax: (852) 2865 0990
Email: hkinfo@computershare.com.hk

UK Branch

Capita Registrars Limited
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Tel: (44) 870 162 3100
Fax: (44) 208 639 2342
Email: ssd@capitaregistrars.com

American Depositary Receipts

The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York
NY 10286-1258
United States
Tel: 1 888 269 2377 (US domestic toll free)
(1) 212 815 3700 (International)
Email: shareowners@bankofny.com

Share Information

Board Lot:	1,000 shares
Issued shares as at 30th September 2007:	241,013,133 shares

Dividend

Dividend per share for the six months ended 30th September 2007:	US12.0 cents per ordinary share

Investor Relations Contact

Corporate Communications Department
23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road
Tai Po
New Territories
Hong Kong
Tel: (852) 2680 1000
Fax: (852) 2680 1788
Email: investor_relations@vtech.com

Website

www.vtech.com
www.irasia.com/listco/hk/vtech

於二零零八財政年度上半年，集團的淨溢利穩健增長，錄得令人滿意的業績。集團在歐洲的電訊產品及電子學習產品業務的收入均告上升，而淨溢利率在持續的成本壓力下仍然進一步改善。

業績

集團業績回顧

截至二零零七年九月三十日止六個月期間，集團總收入達734,100,000美元，較二零零七財政年度同期增加2.8%。股東應佔溢利由65,800,000美元增加31.5%至86,500,000美元。每股盈利上升30.4%至36.0美仙，而去年同期則為27.6美仙。

溢利率提高

儘管受到勞工成本上漲及人民幣升值的壓力，集團的淨溢利率仍由9.2%提高至二零零八財政年度上半年的11.8%。這是因為集團錄得匯兑收益及提高了毛利率，而毛利率得以增加是由於集團提升生產效率及改善產品的工程設計，抵銷了成本上漲的影響。集團在這些方面的措施取得成效，使二零零八財政年度上半年的毛利率達33.7%，較去年同期上升1.8個百分點。

集團流動資金充裕

集團的流動資金保持強勁，基本上並無債務，於二零零七年九月三十日持有的淨現金總額114,900,000美元。

增加派息

由於集團的盈利持續增長，財政狀況穩健，董事會宣布派發中期股息每股普通股12.0美仙，而去年同期派發的中期股息為每股普通股9.0美仙。

電訊產品業務於歐洲及新興市場增長強勁

與去年同期比較，集團電訊產品業務的收入微跌0.9%至356,100,000美元，佔期內集團總收入的48.5%。收入微跌的主要原因，是北美市場較預期疲弱，導致當地收入下跌12.5%至253,600,000美元。由於美國的新屋動工數目持續下跌，同時零售商減少了無繩電話產品的推廣活動，令當地無繩電話市場放緩。

儘管收入下跌，但顧客對集團的新產品，特別是DECT 6.0無繩電話系列反應良好，使北美洲的品牌業務得以繼續擴大市場佔有率。DECT 6032型號獲《*Good Housekeeping*》雜誌評選為最佳無繩電話，讚賞其外型纖巧、設計新穎及音質清晰。

集團新系列5,800兆赫無繩電話的銷售額，亦有理想增長。偉易達ia5824 5,800兆赫無繩電話是今年唯一獲得《*Consumer Report*》「Best Buy」評級的無繩電話，正好反映集團善用工程技術以提升產品質素、降低成本，為消費者帶來裨益。

在北美洲以外的市場，集團以原設計生產為主要策略，該等市場的收入顯著反彈。在歐洲，市道繼續好轉，過剩存貨逐漸消化，加上來自現有客戶的訂單增加，帶動收入上升43.3%至86,700,000美元。亞太區及其他地區的收入分別躍升至3,500,000美元及12,300,000美元，升幅分別達118.8%及68.5%，這是由於集團通過與主要進口商的合作，成功開拓新市場，並擴展現有市場的業務。

按經營地區劃分的電訊產品收入
截至二零零七年九月三十日止六個月

	%	百萬美元
北美洲	71.2	253.6
歐洲	24.3	86.7
亞太區	1.0	3.5
其他	3.5	12.3
總數	100.0	356.1



電子學習產品業務持續增長

於二零零八財政年度上半年，電子學習產品業務的表現持續理想，收入上升17.4%至262,100,000美元，佔集團總收入的35.7%。

收入的增長主要由傳統電子學習產品帶動，因集團繼續受惠於貨架空間的增加。新平台Whiz Kid PC Learning System的推出，亦有助提升收入。

在本財政年度首六個月，全線V.Smile產品系列錄得與管理層預期相符的銷售額，其中包括V.Smile、V.Smile Pocket、V.Smile Baby、V.Flash以及各款遊戲盒帶及配件。V.Smile主機推出市場至今四年，今年已經升級，加入伴唱麥克風和書寫兩項新功能。集團亦為V.Smile遊戲軟件庫新增遊戲軟件，包括史力加三、迪士尼／Pixar出品的五星級大鼠、Cranium、Go Diego Go及Backyardigans。V.Smile升級版亦獲*《Creative Child》*頒發嬰幼兒教育玩具組別的Toy of the Year大獎，以及National Parenting Center的「2007 Seal of Approval」。

按地區劃分，集團在歐洲的電子學習產品業務保持市場領導地位，錄得較高的銷售額增長，收入上升20.9%至123,000,000美元。在北美洲，該業務的收入上升18.3%至120,500,000美元。

按經營地區劃分的電子學習產品收入
截至二零零七年九月三十日止六個月

	%	百萬美元
北美洲	46.0	120.5
歐洲	46.9	123.0
亞太區	2.5	6.5
其他	4.6	12.1
總數	100.0	262.1



承包生產業務整固

經過多年的強勁增長後，承包生產業務於二零零八財政年度上半年的收入下跌11.7%至115,900,000美元，佔集團總收入的15.8%。

收入下跌反映上一財政年度上半年的業績非常強勁。環球經濟增長略為放緩，使客戶減慢訂單及調低存貨量。這是全球電子製造服務業同樣面對的現象。

然而，集團已與多名新客戶簽訂合約，同時繼續在日本擴展業務，專為日本客戶而設的生產設施已投入運作，集團並正與多名日本客戶進一步磋商合作事宜。

集團亦繼續推動多個項目以提升生產力，並為未來增長作好準備。承包生產業務的全新生產設施已於今年九月投產，令該業務的產能提升約50%。集團亦於同月展開六西格瑪(six sigma)項目，務求提升營運效率。

專業音響設備及開關電源供應產品仍然是承包生產業務的主要產品類別，分別佔該業務總收入的29.4%及24.1%，其次為通訊產品及家庭電器。歐洲市場繼續成為承包生產業務的主要收入來源，佔該業務總收入的45.9%，其次為北美洲及亞太區市場，分別佔39.8%及14.3%。

承包生產業務出色的客戶服務再獲肯定，得到一位重要客戶頒發服務獎，表揚我們專心致志，努力助其推出新產品。

按經營地區劃分的承包生產業務收入
截至二零零七年九月三十日止六個月

	%	百萬美元
北美洲	39.8	46.1
歐洲	45.9	53.2
亞太區	14.3	16.6
總數	100.0	115.9



玩具安全

一些玩具供應商需要回收出現安全問題的產品，令玩具安全成為今年備受關注的問題。

偉易達的電子學習產品大部分為自行生產，故能維持嚴格的品質控制。我們毋須回收任何產品，而確保產品安全一向是集團的首要目標。

然而，在發生玩具回收事件後，集團已全面檢討由原材料至製成品等每個階段的品質控制程序，同時增加測試次數。集團成功實行有關措施，而並沒有令成本大幅上升或導致船期延誤。

集團將繼續貫徹重視自行生產的策略，並通過嚴格的測試和控制，確保偉易達所有產品均符合世界各地最高的安全規格。

前景

近期全球信貸市場發生的問題、油價高企、美國樓市下滑及美國消費開支增長放緩，均已經反映在集團美國電訊產品及電子學習產品業務較前疲弱的銷售點數據上。集團預期，今年感恩節及聖誕假期美國的銷售額將比去年下跌。

然而，我們仍然預期歐洲業務的銷售額將於本財政年度下半年持續增長，使集團全年的收入及盈利溫和上升。

儘管電訊產品業務於上半年稍為放緩，但在加拿大、歐洲、亞太區及新興市場強勁需求的推動下，我們預測全年銷售額將會上升。為了進一步鞏固在北美洲市場的領導地位，集團將繼續引入設計新穎、技術先進的全新產品。設計方面，DECT 6.0無繩電話系列大受市場歡迎，我們將推出更多同系列的產品。技術方面，我們開始向首位客戶(美國一家大型服務供應商)付運互聯網電話infoPhone™，隨著這市場不斷成長，我們計劃擴展客戶層及產品組合。

電子學習產品業務應會持續擴展，使全年收入上升。集團已向業界介紹旗下二零零八年的產品，反應令人鼓舞。集團預期歐洲業務於下半年將持續向好，而美國的業務前景則主要取決於整體經濟的表現。

雖然承包生產業務於二零零八財政年度上半年的收入減少，但預期全年仍會錄得增長。由於現有客戶已增加訂貨，銷售額料會於本財政年度下半年重拾升軌。

總括而言，集團具備優越的條件，包括市場領導地位、創新的產品，以及具高度成本效益及運作效率的業務，為推動業務增長立下穩固的基礎。我們將在這個基礎上不斷奮進，透過銳意創新、擴大市場佔有率、發展新興市場以及把握核心業務的新機遇，保持擴展步伐。

主席

黃子欣

香港，二零零七年十一月十四日

管理層討論及分析

收入

集團截至二零零七年九月三十日止六個月期間的總收入較上一財政年度同期增加2.8%至734,100,000美元，主要由於電子學習產品業務收入增加，足以抵銷電訊產品及承包生產業務收入的跌幅。

電訊產品業務的收入為356,100,000美元，輕微下跌0.9%。在北美洲，由於新產品，尤其是DECT 6.0無繩電話系列大受顧客歡迎，集團在當地市場的佔有率繼續擴大。然而，由於市道較預期疲弱，北美洲市場的收入較去年同期下跌12.5%，但北美洲以外市場的收入則顯著回升。在歐洲，市道繼續好轉，過剩存貨逐漸消化，加上現有客戶的訂單增加，帶動該地區的收入上升43.3%。在亞太區及其他地區，收入分別躍升118.8%及68.5%。能達致如此驕人的增長是由於集團成功開拓新市場，並通過與主要進口商的合作，擴展現有市場的業務。

電子學習產品業務的收入持續增長，較上一財政年度同期上升17.4%，主要受傳統電子學習產品帶動。期內集團推出Whiz Kid PC Learning System等新產品，亦有助推動收入增長。在本財政年度首六個月，全線V.Smile產品系列錄得與管理層預期相符的銷售額。

集團收入
截至九月三十日止六個月


百萬美元
800
700
600
500
400
300
200
100
0
713.8
734.1
2006
2007

按產品類別劃分的集團收入
截至二零零七年九月三十日止六個月

	%	百萬美元
電訊產品	48.5	356.1
電子學習產品	35.7	262.1
承包生產業務	15.8	115.9
總數	100.0	734.1



相對上一財政年度首六個月異常強勁的表現，承包生產業務於期內的收入下跌11.7%。於本財政年度首六個月，全球經濟增長放緩，導致客戶訂單減少。

集團三大核心業務的收入為：電訊產品業務佔48.5%、電子學習產品業務佔35.7%及承包生產業務佔15.8%。

北美洲仍然是本集團的最大市場，於二零零八財政年度上半年佔集團總收入的57.2%，而歐洲及亞太區市場則分別佔35.8%及3.6%。這三個地區佔集團收入的比例出現變化，主要反映歐洲的電訊產品及電子學習產品業務的收入增加。

按經營地區劃分的集團收入
截至二零零七年九月三十日止六個月

	%	百萬美元
北美洲	57.2	420.2
歐洲	35.8	262.9
亞太區	3.6	26.6
其他	3.4	24.4
總數	100.0	734.1



毛利／毛利率

截至二零零七年九月三十日止六個月期間的毛利為247,500,000美元，較上一財政年度同期錄得的228,000,000美元增加19,500,000美元。期內，毛利率由31.9%上升至33.7%。儘管所有業務均繼續備受中國勞工成本上升及人民幣升值的負面影響，但管理層推行多項措施提升營運效率和生產力，同時透過改善產品的工程設計以節省成本，令集團的毛利率上升。

經營溢利／經營溢利率

截至二零零七年九月三十日止六個月期間，經營溢利為92,700,000美元，較上一財政年度同期增加22,300,000美元或31.7%。經營溢利改善，主要由於集團整體收入增加及毛利率上升，令毛利提高。經營溢利率亦由上一財政年度首六個月的9.9%增至本財政年度同期的12.6%。

銷售及分銷成本由上一財政年度首六個月的107,800,000美元降至本財政年度同期的106,200,000美元，減幅為1.5%。於二零零八財政年度上半年，集團提高電子學習產品業務的廣告及推廣活動的開支。然而，由於管理層嚴格控制其他經營成本，令整體銷售及分銷成本下降。銷售及分銷成本佔集團總收入的百分比由上一財政年度首六個月的15.1%下降至14.5%。

於期內，管理及其他經營費用由上一財政年度首六個月的27,300,000美元下降至22,200,000美元。此外，由於歐元、英鎊及加元兌美元升值，期內的管理及其他經營費用錄得8,000,000美元的匯兌收益，而上一財政年度同期則錄得顯著較低的匯兌收益400,000美元。撇除匯兌差額的影響，管理及其他經營費用上升2,500,000美元，主要由於僱員相關成本隨著集團擴充業務而上升。撇除匯兌差額的影響，管理及其他經營費用佔集團總收入的百分比，由上一財政年度首六個月的3.9%上升至本財政年度同期的4.1%。

研究及開發（研發）活動對集團的長線發展非常重要。於二零零八財政年度上半年，集團的研發開支為26,400,000美元，佔集團總收入約4%。

淨溢利及股息

截至二零零七年九月三十日止期間，股東應佔溢利為86,500,000美元，較上一財政年度同期增加20,700,000美元。

截至二零零七年九月三十日止期間，每股基本盈利為36.0美仙，而上一財政年度上半年則為27.6美仙。於結算日後，董事會建議派發中期股息每股12.0美仙，共計28,900,000美元。


股東應佔溢利
截至九月三十日止六個月
百萬美元
100
80
60
40
20
0
65.8
86.5
2006
2007

流動資金與財務資源

集團的財務資源保持強勁。於二零零七年九月三十日，集團持有現金及銀行存款114,900,000美元。除一筆小額定息設備貸款外，集團基本上並無債務。該筆貸款以歐元為單位，並須於兩年內償還。集團擁有充裕流動資金以應付目前及未來營運資金的需求。

財務政策

集團的財務政策目標是管理集團全球營運所帶來的匯率波動風險。集團的政策是不參與任何投機活動，但會透過遠期外匯合約對沖部分風險。

營運資金

於二零零七年九月三十日的存貨及應收賬款分別為225,700,000美元及338,800,000美元，而於二零零七年三月三十一日分別為124,100,000美元及178,700,000美元。存貨增加，主要為了配合本財政年度下半年節日假期來臨對電子學習產品的需求增長。應收賬款增加，則主要由於期內電子學習產品業務的銷售額上升所致。另一方面，歐洲的電訊產品業務銷售額有所增長，加上當地原設計生產業務客戶的賬期一般較長，亦使應收賬款結餘上升。存貨及應收賬款的週轉日數分別為112日及63日，而上一財政年度同期為119日及56日。

資本開支及或然負債

截至二零零七年九月三十日止期間，集團共投資17,900,000美元興建樓宇以及購置機器設備、電腦系統及其他有形資產，所有資本開支均以內部資源應付。

於本財政年度上半年的結算日，集團並無重大的或然負債。

綜合財務報表

綜合損益表

	附註	(未經審核) 截至九月三十日止六個月 二零零七年 百萬美元	二零零六年 百萬美元	(已審核) 截至三月三十一日止年度 二零零七年 百萬美元
收入	2	**734.1**	713.8	1,463.8
銷售成本		**(486.6)**	(485.8)	(923.8)
毛利		**247.5**	228.0	540.0
銷售及分銷成本		**(106.2)**	(107.8)	(238.6)
管理及其他經營費用		**(22.2)**	(27.3)	(62.2)
研究及開發費用		**(26.4)**	(22.5)	(45.2)
經營溢利	2&3	**92.7**	70.4	194.0
財務收入淨額		**5.3**	4.1	7.5
應佔聯營公司業績		**-**	-	-
除稅前溢利		**98.0**	74.5	201.5
稅項	4	**(11.5)**	(8.7)	(18.6)
股東應佔溢利		**86.5**	65.8	182.9
中期股息	5	**28.9**	21.5	21.5
特別股息	5		71.7	71.7
末期股息	5			98.0
每股盈利(美仙)	6			
－基本		**36.0**	27.6	76.6
－攤薄		**35.3**	27.1	75.1

綜合股東資金變動表

	附註	(未經審核) 截至九月三十日止六個月 二零零七年 百萬美元	二零零六年 百萬美元	(已審核) 截至三月三十一日止年度 二零零七年 百萬美元
於期初的股東資金		**343.3**	306.2	306.2
行使購股權		**3.7**	0.3	0.4
對沖儲備變現		**0.5**	1.1	4.1
期內進行對沖的公允價值虧損		**(1.7)**	(0.9)	(4.7)
僱員購股權計劃之資本儲備		**0.4**	0.6	1.2
匯兌差額		**5.0**	3.5	8.5
沒有在損益表確認的收益及(虧損)淨額		**7.9**	4.6	9.5
股東應佔溢利		**86.5**	65.8	182.9
期內核准及支付的股息	5	**(98.8)**	(62.1)	(155.3)
於期末的股東資金		**338.9**	314.5	343.3

第21頁至第24頁的附註屬綜合財務報表的一部分。

綜合資產負債表

	附註	(未經審核) 九月三十日 二零零七年 百萬美元	二零零六年 百萬美元	(已審核) 三月三十一日 二零零七年 百萬美元
非流動資產				
有形資產	7	**84.4**	74.5	78.4
租賃土地付款		**3.7**	3.7	3.7
遞延稅項資產		**11.1**	8.6	5.5
投資		**0.2**	0.2	0.2
		99.4	87.0	87.8
流動資產				
存貨		**225.7**	238.7	124.1
應收賬款及預付款	8	**369.2**	307.2	203.4
可收回稅項		**0.2**	0.8	1.6
現金及銀行存款		**114.9**	126.6	246.5
		710.0	673.3	575.6
流動負債				
應付賬款及應計費用	9	**(391.8)**	(365.5)	(256.5)
準備		**(49.7)**	(58.4)	(47.9)
應付稅項		**(24.7)**	(17.3)	(11.5)
		(466.2)	(441.2)	(315.9)
流動資產淨值		**243.8**	232.1	259.7
資產總值減流動負債		**343.2**	319.1	347.5
非流動負債				
遞延稅項負債		**(4.3)**	(4.6)	(4.2)
資產淨值		**338.9**	314.5	343.3
資本及儲備				
股本	10	**12.0**	11.9	11.9
儲備	11	**326.9**	302.6	331.4
股東資金		**338.9**	314.5	343.3

簡明綜合現金流量表

	(未經審核) 截至九月三十日止六個月 二零零七年 百萬美元	二零零六年 百萬美元	(已審核) 截至三月三十一日止年度 二零零七年 百萬美元
經營活動(所用)／產生的現金淨額	**(22.7)**	(37.2)	189.3
投資活動所用的現金淨額	**(27.8)**	(20.5)	(37.0)
融資活動所用的現金淨額	**(95.1)**	(61.8)	(154.9)
匯率變動的影響	**4.0**	3.7	6.7
現金及現金等價物(減少)／增加	**(141.6)**	(115.8)	4.1
於期初的現金及現金等價物	**246.5**	242.4	242.4
於期末的現金及現金等價物	**104.9**	126.6	246.5
現金及現金等價物的分析			
於綜合資產負債表的現金及銀行存款	**114.9**	126.6	246.5
減：到期日多於三個月的銀行存款	**(10.0)**	-	-
於簡明綜合現金流量表的現金及現金等價物	**104.9**	126.6	246.5

1 編製基準

董事負責按照適用的法例及規則編製中期報告，包括綜合財務報表。未經審核之中期綜合財務報表是按照香港聯合交易所有限公司證券上市規則(「上市規則」)，並符合國際會計準則委員會頒布的國際會計準則第三十四號 — 中期財務報告而編製。

在中期綜合財務報表所包括有關截至二零零七年三月三十一日止財政年度的財務資料，並非構成在該財政年度按國際財務報告準則(「IFRS」)而編製的本公司年度財務報表的整體，但有關之數字由該財務報表導出。截至二零零七年三月三十一日止年度之財務報表可於本公司的註冊辦事處索取。核數師在二零零七年六月二十日發出的報告書中對該財務報表作出無保留意見。

中期綜合財務報表採用的各項會計政策，與二零零七年度財務報表所採用的會計政策一致。

除部分物業按重估值入賬外，本財務報表是以歷史成本作為編製基準。

管理層在編製符合IFRS的財務報表時需要作出判斷、估計和假設，從而影響政策的採用、於結算日的資產和負債的呈報數額及或然資產和負債的披露，及財政年度內的收入和支出的呈報數額。該等估計及假設是以本集團認為合理的過往經驗和其他各種因素作為基礎，而這些經驗和因素均為對未能從其他來源確定的事宜作出判斷的基準。實際業績可能有別於這些估計。

對這些估計和相關假設須不斷作出審閱。會計估計的變更在相應的期間內確認，即當變更僅影響作出變更的當期時，於變更當期確認；若變更對當期及以後期間均產生影響時，於變更當期及以後期間均確認。

本中期綜合財務報表未經核數師依照審核常規委員會所發的「中期財務資訊」指引而作出審核或檢討。

2 分部資料

收入是指本集團向第三方銷售貨品和提供服務的已收及應收款項所產生的營業額。

本集團的主要業務是設計、製造及分銷消費電子產品，主要業務分部是電訊及電子產品業務。董事認為，由於該等活動為互相關連及受到共同風險及回報所限，故該等活動構成一個業務分類。

有關本集團按地區市場的收入及業績的分類資料呈列如下：

	(未經審核) 截至九月三十日止六個月			
	收入 二零零七年 百萬美元	收入 二零零六年 百萬美元	經營溢利 二零零七年 百萬美元	經營溢利 二零零六年 百萬美元
北美洲	**420.2**	436.2	**42.1**	40.3
歐洲	**262.9**	229.3	**40.9**	18.1
亞太區	**26.6**	29.2	**4.8**	7.2
其他	**24.4**	19.1	**4.9**	4.8
	734.1	713.8	**92.7**	70.4

3 經營溢利

計算經營溢利時已扣除以下項目：

		(未經審核) 截至九月三十日止六個月	
	附註	二零零七年 百萬美元	二零零六年 百萬美元
折舊費用	7	**13.2**	11.2
出售有形資產之虧損		**0.2**	-

4 税項

	(未經審核) 截至九月三十日止六個月 二零零七年 百萬美元	 二零零六年 百萬美元
本公司及附屬公司		
所得税税項		
－香港	**13.3**	11.6
－海外	**3.7**	0.1
遞延税項		
－產生及撤銷短暫差異	**(5.5)**	(3.0)
	11.5	8.7
所得税税項	**17.0**	11.7
遞延税項	**(5.5)**	(3.0)
	11.5	8.7

香港利得税及海外税項的準備計算是按照本集團業務所在國家的現行税率計算。

5 股息

(a) 期內應佔股息：

	(未經審核) 截至九月三十日止六個月 二零零七年 百萬美元	 二零零六年 百萬美元
已宣派中期股息每股12.0美仙 （二零零六年：9.0美仙）	**28.9**	21.5
已宣派之二零零六年特別股息每股30.0美仙	**-**	71.7
	28.9	93.2

於結算日後建議派發的中期股息尚未在結算日確認為負債。

(b) 於二零零七年度結算日後，董事會建議派發截至二零零七年三月三十一日止財政年度末期股息每股普通股41.0美仙（二零零六年：26.0美仙）予於二零零七年八月三日辦公時間結束時名列本公司股東名冊上之股東，總數估計為98,000,000美元。二零零七年末期股息已於二零零七年八月三日舉行之股東週年大會通過。由於在二零零七年四月一日至二零零七年八月三日期間因行使購股權而發行股票，故此於二零零七年三月三十一日止年度的末期股息總數為98,800,000美元（二零零六年：62,100,000美元），並已全數支付。

6 每股盈利

每股基本及攤薄盈利是根據本集團的股東應佔溢利86,500,000美元（二零零六年：65,800,000美元）計算。

每股基本盈利是根據期內已發行普通股的加權平均股數240,300,000股（二零零六年：238,900,000股）計算。每股攤薄盈利是根據期內已發行普通股的加權平均股數244,600,000股（二零零六年：243,300,000股）計算，即期內已發行普通股之加權平均股數，並就僱員購股權計劃而視為無償發行普通股之加權平均數作出調整。

7 有形資產

	(未經審核) 九月三十日 二零零七年 百萬美元
於期初	**78.4**
增置	**17.9**
出售	**(0.3)**
折舊	**(13.2)**
匯率變動的影響	**1.6**
於期末	**84.4**

8 應收賬款及預付款

應收賬款及預付款總額為369,200,000美元（二零零七年三月三十一日：203,400,000美元）其中包括應收賬款338,800,000美元（二零零七年三月三十一日：178,700,000美元）。

按交易日期對應收賬款淨額作出的賬齡分析如下：

	(未經審核) 九月三十日 二零零七年 百萬美元	(已審核) 三月三十一日 二零零七年 百萬美元
零至30天	**201.2**	83.6
31至60天	**99.0**	49.1
61至90天	**33.9**	27.4
超過90天	**4.7**	18.6
總數	**338.8**	178.7

本集團的銷售主要是以信用狀及介乎三十天至九十天期限的無保證信貸進行。部分無保證信貸銷售以信貸保險及銀行擔保做出保證。

9 應付賬款及應計費用

應付賬款及應計費用總額為391,800,000美元（二零零七年三月三十一日：256,500,000美元）其中包括應付賬款194,200,000美元（二零零七年三月三十一日：101,900,000美元）。

按交易日期對應付賬款作出的賬齡分析如下：

	(未經審核) 九月三十日 二零零七年 百萬美元	(已審核) 三月三十一日 二零零七年 百萬美元
零至30天	**82.7**	51.6
31至60天	**66.3**	26.2
61至90天	**31.0**	15.1
超過90天	**14.2**	9.0
總數	**194.2**	101.9

10 股本及購股權

股本

	(未經審核) 九月三十日 二零零七年 百萬美元	(已審核) 三月三十一日 二零零七年 百萬美元
法定		
普通股：		
400,000,000股(二零零七年三月三十一日：400,000,000股)每股面值0.05美元	**20.0**	20.0

	股份數目	(未經審核) 九月三十日 二零零七年 百萬美元	股份數目	(已審核) 三月三十一日 二零零七年 百萬美元
已發行及繳足				
每股面值0.05美元之普通股：				
於期初／年初	**239,112,133**	**11.9**	238,773,133	11.9
行使購股權發行之股份	**1,901,000**	**0.1**	339,000	–
於期末／年末	**241,013,133**	**12.0**	239,112,133	11.9

附註： 於結算日後及截至二零零七年十一月十四日止，共有14,000股行使價格為每股15.0港元的購股權獲行使，本公司之已發行及繳足股本增加至241,027,133股普通股。

購股權

根據於二零零一年八月十日採納之購股權計劃(「二零零一年計劃」)，董事獲授權於批准採納二零零一年計劃當日起計十年內之任何時間向本公司及本集團之附屬公司之若干僱員，包括執行董事(但不包括非執行董事)授出可認購本公司股份之購股權，而認購價格將由董事根據二零零一年計劃之條款而決定。

於二零零七年九月三十日，二零零一年計劃可予發行之股份數目為4,974,000股，約佔本公司當時已發行股份2.1%。根據二零零一年計劃授出之購股權之數目於期內之變動情況載列如下：

授出日期 (附註1)	行使價格	可行使期間 (附註2)	二零零七年 四月一日 已發行結存	期內已行使 之購股權 數目	二零零七年 九月三十日 已發行結存
二零零四年四月二十日至 二零零四年五月十九日	15.0港元	二零零七年四月二十日至 二零零九年五月十九日	1,965,000	(1,901,000) (附註3)	**64,000**
二零零四年十一月十九日	11.03港元	二零零七年十一月二十二日至 二零零九年十一月二十一日	1,500,000	–	**1,500,000**
二零零五年三月二十三日至 二零零五年四月二十二日	11.41港元	二零零八年三月二十三日至 二零一零年三月二十二日	1,410,000	–	**1,410,000**
二零零五年八月十二日	19.3港元	二零零八年八月二十六日至 二零一零年八月二十五日	2,000,000	–	**2,000,000**
			6,875,000	(1,901,000)	**4,974,000**

附註1： 由於參與二零零一年計劃之僱員數目眾多，在本中期報告書內所示之有關資料只為有關數據之合理範圍。就向僱員授出之購股權而言，其授出乃基於在特定之期間內有關僱員接納該購股權之建議。

附註2： 授出購股權之其中一項附帶條件是有關僱員與本公司議定，於購股權被視作授出及獲接納當日起計三十六個月內不得行使，而於購股權被視作授出及獲接納當日起計六十個月以後亦不得行使。惟購股權於承受人達六十歲時將自動授予承受人。

附註3： 合共1,901,000股行使價格為每股15.0港元之購股權在本財政期間獲行使。有關本公司股份在緊接購股權行使日期之前與行使當日的加權平均收市價分別為每股63.21港元及每股63.19港元。

附註4： 期內沒有授出、作廢或註銷的購股權。

10 股本及購股權(續)

購股權(續)

於綜合損益表中扣除之購股權費用乃根據以下假設及按Black-Scholes model計算：

	授出日期			
	二零零四年四月二十日	二零零四年十一月十九日	二零零五年三月二十三日	二零零五年八月十二日
各購股權於授出日期之公允價值	5.1港元	2.6港元	3.1港元	5.4港元
於授出日期之收市價	15.0港元	10.9港元	11.4港元	19.3港元
行使價格	15.0港元	11.03港元	11.41港元	19.3港元
預期股價波幅	50.7%	49.1%	47.5%	48.0%
無風險年利率	3.5%	2.8%	4.0%	3.9%
預期購股權平均年期	3.5年	3.5年	3.5年	3.5年
預期股息收益率	2.6%	7.1%	5.5%	5.1%

預期股價回報標準差的波幅乃按緊接授出當日前一年的每日股價統計分析計算。

11 儲備

	(未經審核) 九月三十日 二零零七年 百萬美元	(已審核) 三月三十一日 二零零七年 百萬美元
股份溢價	**95.5**	90.7
其他物業重估儲備	**6.1**	6.1
收入儲備	**218.2**	230.5
匯兑儲備	**6.3**	1.3
資本儲備	**2.0**	2.8
對沖儲備	**(1.2)**	–
	326.9	331.4

12 資本承擔

	(未經審核) 九月三十日 二零零七年 百萬美元	(已審核) 三月三十一日 二零零七年 百萬美元
物業、機器及設備的資本承擔：		
已授權但未訂約	**16.1**	46.7
已訂約但未提撥準備	**37.2**	12.8
	53.3	59.5

13 其他承擔

於期內，本集團更新於二零一零年三月三十一日到期的品牌特許權協議，本集團一家全資附屬公司須向AT&T Inc.支付特許權費用。該費用是按有關產品類別銷售淨額的某一百分比計算，並受若干最低特許權費用總額所規限。應付銷售淨值的百分比可隨著時間及因應產品而改變。特許權費用不設上限。於二零零八年三月三十一日的最低特許權費用總額為1,750,000美元。其後每年的最低特許權費用將會以上年度的特許權費用某一百分比計算(特許權費用是以上年度的應付銷售淨值計算)。更新後的品牌特許權協議的到期日延續至二零一五年三月三十一日，並可再額外延續五年。

14 已頒布但尚未於截至二零零八年三月三十一日止會計期間生效的修訂後的和新的會計準則以及解釋公告的可能影響

至本中期財務報表簽發日，國際會計準則委員會頒布了以下的修訂後的和新的會計準則以及解釋公告，尚未於截至二零零八年三月三十一日止會計期間內生效並且未於本中期財務報表中執行：

	生效日
《國際財務報告準則》第8號「業務分部」	二零零九年一月一日
《國際會計準則》第23號(2007年3月)「借貸成本」	二零零九年一月一日
《國際財務報告解釋公告》第12號「服務特許權安排」	二零零八年一月一日
《國際財務報告解釋公告》第13號「顧客忠誠度計劃」	二零零八年七月一日
《國際財務報告解釋公告》第14號，《國際會計準則》第19號「退休金費用的局限性、最低償付要求及其聯系」	二零零八年一月一日

本集團目前正在評估初次執行該等修訂的和新的會計準則以及解釋公告的影響。截至這些中期財務報表簽發日止，本集團認為執行以上修訂的和新的會計準則及解釋公告將不對本集團的經營業績和財政狀況產生重大影響。

15 中期報告書核准

董事會於二零零七年十一月十四日核准本中期報告書。

中期股息

董事會宣告派發截至二零零七年九月三十日止六個月之中期股息每股普通股份12.0美仙予於二零零七年十二月十四日辦公時間結束時名列本公司股東名冊上之股東。

中期股息將於二零零七年十二月二十一日以美元支付，惟註冊地址在香港之股東將可收取等值港幣之股息，而名列本公司英國股東名冊上之股東則可收取等值英鎊之股息。等值港幣及英鎊之股息均以二零零七年十二月十日香港上海滙豐銀行有限公司向本公司提供之中位匯率計算。

暫停辦理股份過戶登記手續

本公司將於二零零七年十二月十日至二零零七年十二月十四日(包括首尾兩天)暫停辦理股份過戶登記手續。在此期間，本公司將不會接受股份過戶登記。

為確保獲得派發中期股息之權利，所有股份過戶文件連同有關股票，最遲須於本公司股份過戶登記處之當地時間二零零七年十二月七日(星期五)下午四時前送達本公司股份過戶登記處辦理登記。

本公司之主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM08, Bermuda，於英國之股份過戶登記分處為Capita Registrars Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom，於香港之股份過戶登記分處為香港中央證券登記有限公司位於香港皇后大道東183號合和中心46樓。

股本及購股權

本公司股本及購股權之變動情況詳載於綜合財務報表附註10。

董事於股份、相關股份及債券之權益及淡倉

於二零零七年九月三十日，根據本公司依循香港證券及期貨條例(「證券及期貨條例」)第352條須存置的登記冊所載及根據英國Financial Services Authority(「金融服務監察局」)之Disclosure Rules and Transparency Rules(披露及透明度規則(「披露及透明度規則」))第3條之紀錄所載，本公司各董事及最高行政人員所持有本公司之股份、相關股份及債券之權益及淡倉如下：

(1) 本公司權益

董事姓名	股份數目			股本衍生工具(購股權)	總數	持有股份概約百分比
	個人權益	家族權益	其他權益			
黃子欣	15,654,393	3,968,683	74,101,153 (附註1)	2,000,000	95,724,229	39.7%
應連君	200	–	–	–	200	–
彭景輝	135,000	–	–	50,000	185,000	0.1%
錢果豐	–	–	–	–	–	–
馮國綸	1,041,630	–	–	–	1,041,630	0.4%
田北辰	–	–	423,000 (附註2)	–	423,000	0.2%
汪穗中	–	–	–	–	–	–

附註1： 該等股份由Honorex Limited(「Honorex」)直接持有1,416,325股、Conquer Rex Limited(「Conquer Rex」)直接持有65,496,225股及Twin Success Pacific Limited(「Twin Success」)直接持有7,188,603股。Conquer Rex為Honorex之全資附屬公司。Conquer Rex、Honorex及Twin Success均為酌情信託The Wong Chung Man 1984 Trust之受託人Trustcorp Limited之全資附屬公司，而該酌情信託之成立人為本公司之董事黃子欣先生。Trustcorp Limited被視作間接持有總權益74,101,153股及Honorex亦被視作間接持有65 496,225股。

附註2： 該等股份以Romsley International Limited之名義登記，其為J.P. Morgan Trust Company (Bahamas) Limited之全資附屬公司。而J.P. Morgan Trust Company (Bahamas) Limited為酌情信託The Joy Plus Trust之受託人。田北辰先生為該酌情信託之成立人。

附註3： 上文所載之權益均為長盤。

(2) 本公司購股權

董事姓名	授予日期	行使價格	可行使期間 (附註)	持有購股權數目 四月一日 二零零七年	 九月三十日 二零零七年
黃子欣	二零零五年八月十二日	19.3港元	二零零八年八月二十六日至 二零一零年八月二十五日	2,000,000	2,000,000
彭景輝	二零零五年四月八日	11.41港元	二零零八年四月八日至 二零一零年四月七日	50,000	50,000

附註： 授予購股權之其中一項附帶條件是有關之承授人與本公司議定，於購股權接納當日起計三十六個月之期間內不得行使，而於購股權接納當日起計六十個月以後亦不得行使。

除上文所披露外，於二零零七年九月三十日，根據證券及期貨條例第XV部須存置的登記冊內所載或根據香港聯合交易所有限公司(「香港交易所」)證券上市規則(「上市規則」)所載有關上市發行人董事進行證券交易之標準守則或根據披露及透明度規則第3條之規定須知會發行人的紀錄所載，本公司董事及最高行政人員概無持有本公司或其聯營公司(釋義見證券及期貨條例第XV部)之股份、相關股份及債券之權益及淡倉紀錄。

主要股權

於二零零七年九月三十日，本公司根據證券及期貨條例第336條存置之主要股東登記冊及根據披露及透明度規則第5條的紀錄所載(除董事及最高行政人員外)，就本公司所知，擁有本公司已發行股本3%或以上權益之人士及每位該等人士所持權益之資料如下：

股東姓名	身份	持有股份數目	持有股份概約百分比
Trustcorp Limited	所控制法團權益(附註1及3)	74,101,153	30.7%
Newcorp Limited	所控制法團權益(附註1及3)	74,101,153	30.7%
Newcorp Holdings Limited	所控制法團權益(附註1及3)	74,101,153	30.7%
David Henry Christopher HILL	所控制法團權益(附註1及3)	74,101,153	30.7%
David William ROBERTS	所控制法團權益(附註1及3)	74,101,153	30.7%
Rebecca Ann HILL	配偶權益(附註1及3)	74,101,153	30.7%
Honorex Limited	實益擁有人(附註1及3) 所控制法團權益(附註1及3)	1,416,325 65,496,225	27.8%
Conquer Rex Limited	實益擁有人(附註1及3)	65,496,225	27.2%
惠理基金管理公司	投資經理(附註2及3)	14,174,000	5.9%
謝清海	所控制法團權益(附註2及3)	14,174,000	5.9%
Templeton Asset Management Limited	投資經理(附註3)	14,064,000	5.8%
Twin Success Pacific Limited	實益擁有人(附註1及3)	7,188,603	3.0%

附註1： 該等股份由Honorex Limited(「Honorex」)直接持有1,416,325股、Conquer Rex Limited(「Conquer Rex」)直接持有65,496,225股及Twin Success Pacific Limited(「Twin Success」)直接持有7,188,603股，Conquer Rex為Honorex之全資附屬公司。Conquer Rex、Honorex及Twin Success均為酌情信託The Wong Chung Man 1984 Trust之受託人Trustcorp Limited之全資附屬公司，而該酌情信託之成立人為本公司之董事黃子欣先生(「黃先生」)。Trustcorp Limited被視作間接持有總權益74,101,153股及Honorex亦視作間接持有65,496,225股。黃先生持有74,101,153股之成立人權益已於上文「董事於股份、相關股份及債券之權益及淡倉」一段中披露。Trustcorp Limited由Newcorp Limited全資擁有，Newcorp Limited由Newcorp Holdings Limited全資擁有。David Henry Christopher HILL先生及David William ROBERTS先生均各自擁有35%Newcorp Holdings Limited之權益，因此被視作持有相關股份權益。Rebecca Ann HILL女士為David Henry Christopher HILL先生之配偶，根據證券及期貨條例被視作持有相關股份權益。

附註2： 由於謝清海先生擁有32.77%惠理基金管理公司之權益，因此被視作持有相關股份權益。

附註3： 上文所載之權益均為長倉。

主要股權(續)

除上文所披露外，於二零零七年九月三十日概無任何人士(除本公司董事及最高行政人員外)通知本公司於本公司之股份、相關股份及債券中擁有根據證券及期貨條例第XV部須披露或根據證券及期貨條例第336條存置之主要股東登記冊所載之權益及淡倉或根據披露及透明度規則第5條須予披露之有關權益。

購股權計劃

本公司設有購股權計劃，以對本集團之業務成就有貢獻之合資格參與人士提供獎勵及獎賞。該等購股權計劃之合資格參與人士包括本公司及其任何附屬公司之執行董事及僱員。於二零零一年八月十日，本公司採納購股權計劃(「二零零一年計劃」)，並規定由採納二零零一年計劃當日起計之十年內，董事可在任何時間酌情邀請本公司及本集團任何附屬公司之僱員，包括執行董事(但不包括非執行董事)，按照二零零一年計劃之條款認購本公司之股份。

二零零一年計劃之詳情載於綜合財務報表附註10。

購買、出售或贖回上市股份

截至二零零七年九月三十日止六個月內，本公司概無贖回其任何股份。於回顧期內，本公司或其任何附屬公司概無購買或出售本公司之股份。

企業管治常規守則

偉易達集團於百慕達註冊成立，本公司之主要股份分別在香港交易所及倫敦交易所上市。適用於本公司之主要企業管治規則，即上市規則附錄14所載之企業管治常規守則(「該守則」)。於二零零七年九月三十日止六個月內，本公司均遵守該守則之所有守則條文，亦已遵守很大部份該守則內建議之最佳常規，惟偏離下文所述該守則第A.2.1條守則條文的規定：

根據該守則第A.2.1條守則條文，主席與行政總裁的角色應有區分，並不應由一人同時兼任。而黃子欣先生則擔任主席同時兼任集團行政總裁。董事會認為此架構不會削弱董事會與集團管理層之間的權力及授權分佈之平衡，因大部份董事會成員為非執行董事，而其中七分之四則為獨立人士。因黃子欣先生於業內擁有資深的經驗，董事會相信委任彼為主席兼集團行政總裁之職位對本集團會帶來益處。

董事會建立之審核委員會、酬金委員會及提名委員會均與該守則內的定義相同。本公司於二零零七年九月三十日止六個月內已遵守該守則內建議之最佳常規，並與二零零七年之本公司年報內所遵守的最佳常規一致。

本公司並不受適用於英國註冊成立公司之英國金融服務監察局上市規則內之Combined Code on Corporate Governance(「企業管治聯合守則」)管制。

董事證券交易

本公司就本中期報告所包括的會計年度已採納上市規則附錄10及英國上市規則第9條之附錄1所載有關董事及高層管理人員進行證券交易的標準守則。經向本公司所有董事作出具體查詢後，本公司各董事均確認已遵守標準守則所規定的準則。

審核委員會

審核委員會之主席為錢果豐先生及其成員分別為馮國綸先生及田北辰先生，三位均為獨立非執行董事。審核委員會以協助董事會履行多方面的監督責任，範圍包括財務匯報、風險管理，以及評估內部控制及審核程序等。審核委員會亦須確保集團遵守所有適用法例。

審核委員會已聯同管理層檢討本集團採納之會計準則及慣例，並檢討財務報告事項(包括截至二零零七年九月三十日止六個月未經審核之中期綜合財務報表)。

股東資訊

上市

偉易達集團的股份分別在香港聯合交易所有限公司及倫敦證券交易所上市，其普通股亦以美國預託證券方式，透過紐約銀行買賣。

股份代號

香港聯合交易所有限公司	303
倫敦證券交易所	VTH
美國預託證券	VTKHY

財務日誌

暫停辦理股份過戶登記	二零零七年十二月十日至十二月十四日(包括首尾兩天)
派發中期股息	二零零七年十二月二十一日
二零零八財政年度全年業績公布	二零零八年六月

股份過戶登記處

主要登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08
Bermuda
電話：(441) 299 3954
傳真：(441) 295 6759
電郵：funds@bntb.bm

香港分處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓
電話：(852) 2862 8628
傳真：(852) 2865 0990
電郵：hkinfo@computershare.com.hk

英國分處

Capita Registrars Limited
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
電話：(44) 870 162 3100
傳真：(44) 208 639 2342
電郵：ssd@capitaregistrars.com

美國預託證券

The Bank of New York Mellon(紐約銀行)
BNY Mellon Shareowner Services
P. O. Box 11258
Church Street Station
New York
NY 10286-1258
United States
電話：1 888 269 2377(美國境內免費電話)
(1) 212 815 3700(國際電話)
電郵：shareowners@bankofny.com

股份資料

每手買賣股數：	1,000股
於二零零七年九月三十日已發行股份：	241,013,133股

股息

截至二零零七年九月三十日止六個月的每股股息：	每股普通股 12.0美仙

投資者關係聯絡人

香港新界大埔汀角路57號
太平工業中心第1期23樓
企業傳訊部
電話：(852) 2680 1000
傳真：(852) 2680 1788
電郵：investor_relations@vtech.com

網址

www.vtech.com
www.irasia.com/listco/hk/vtech

公司資料

董事會

執行董事

黃子欣
（主席兼集團行政總裁）
應連君
彭景輝

獨立非執行董事

錢果豐
馮國綸
田北辰
汪穗中

審核委員會

錢果豐 *（主席）*
馮國綸
田北辰

提名委員會

馮國綸 *（主席）*
錢果豐
田北辰
汪穗中
黃子欣

酬金委員會

田北辰 *（主席）*
錢果豐
馮國綸

公司秘書

張怡煒

合資格會計師

唐嘉紅

註冊辦事處

Clarendon House
Church Street
Hamilton HM11
Bermuda

主要辦事處

香港新界大埔汀角路57號
太平工業中心第1期23樓

主要往來銀行

香港上海滙豐銀行有限公司
恒生銀行有限公司
渣打銀行

核數師

畢馬威會計師事務所
香港執業會計師

If there is a discrepancy between the Chinese translation and the English version of this report and accounts, the English version shall prevail.
本報告書及賬目之中文譯本與英文本如有任何歧義，概以英文本為準。

VTech Holdings Ltd

(Incorporated in Bermuda with limited liability)

23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, New Territories, Hong Kong
Tel: (852) 2680 1000 Fax: (852) 2680 1300
http://www.vtech.com
email: investor_relations@vtech.com

偉易達集團

(於百慕達註冊成立之有限公司)

香港新界大埔汀角路57號太平工業中心第1期23樓
電話: (852) 2680 1000 傳真: (852) 2680 1300
http://www.vtech.com
電郵: investor_relations@vtech.com

END

This interim report is printed on environmentally friendly paper
本中期報告乃採用環保紙印製